                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                         NORTHSTAR HEALTH SERVICES, INC.

                                (Name of Issuer)

                          Common Stock, $0.01 Par Value

                         (Title of Class of Securities)

                                    666903109

                                 (CUSIP Number)

                                Thomas W. Zaucha
                    The Committee to Protect Northstar Health
                              100 Lafayette Street
                                Indiana, PA 15701


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 24, 1997

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|.** (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

------------------------
*  Initial filing with respect to Michael S. Falk.

** A filing fee is not being paid with this statement pursuant to SEC Release
   No. 33-7331 whereby the filing fee has been eliminated for Schedule 13D.

                                  SCHEDULE 13D

CUSIP No. 666903109
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Thomas W. Zaucha

2        Check the Appropriate Box If a Member of a Group*
                                     a. |_|
                                     b. |X|

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ].

6        Citizenship or Place of Organization
                  United States of America

                           7        Sole Voting Power
 Number of                                  75,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  667,201 (with Alice L. Zaucha as
   Each                                       Tenants by the Entirety)
Reporting                                   207,757 (as co-general partner
  Person                                      Zaucha Family Limited Partnership)
   With
                  9        Sole Dispositive Power
                                   75,000

                           10       Shared Dispositive Power
                                            667,201 (with Alice L. Zaucha as
                                              Tenants by the Entirety)
                                            207,757 (as co-general partner
                                              Zaucha Family Limited Partnership)

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                           949,958

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*         |_|

13       Percent of Class Represented By Amount in Row (11)
                           16.19%

14       Type of Reporting Person*
                           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 666903109
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Commonwealth Associates

2        Check the Appropriate Box If a Member of a Group*
                                     a. |_|
                                     b. |X|

3        SEC Use Only

4        Source of Funds*

                  WC

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)    [ ]

6        Citizenship or Place of Organization
                  New York limited partnership

                           7        Sole Voting Power
 Number of                                  80,497
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   80,497
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                           80,497

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*         |_|

13       Percent of Class Represented By Amount in Row (11)
                           1.37%

14       Type of Reporting Person*
                           BK

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 666903109
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Michael S. Falk

2        Check the Appropriate Box If a Member of a Group*
                                     a. |_|
                                     b. |X|

3        SEC Use Only

4        Source of Funds*

                  WC

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)       [ ]

6        Citizenship or Place of Organization
                  United States of America

                           7        Sole Voting Power
 Number of                                  80,497
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   80,497
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                           80,497

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*            |_|

13       Percent of Class Represented By Amount in Row (11)
                           1.37%

14       Type of Reporting Person*
                           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 666903109
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Joseph F. Micallef

2        Check the Appropriate Box If a Member of a Group*
                                     a. |_|
                                     b. |X|

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)     [ ]

6        Citizenship or Place of Organization
                  United States of America

                           7        Sole Voting Power
 Number of                                  40,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
Reporting                  9        Sole Dispositive Power
   Person                                   40,000
    With
                           10       Shared Dispositive Power
                                            0


11       Aggregate Amount Beneficially Owned by Each Reporting Person
                           40,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*       |_|

13       Percent of Class Represented By Amount in Row (11)
                           0.68%

14       Type of Reporting Person*
                           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 666903109
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Basil J. Asciutto

2        Check the Appropriate Box If a Member of a Group*
                                     a. |_|
                                     b. |X|

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)       [ ]

6        Citizenship or Place of Organization
                  United States of America

                           7        Sole Voting Power
 Number of                                  20,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   20,000
    With
                           10       Shared Dispositive Power
                                            0


11       Aggregate Amount Beneficially Owned by Each Reporting Person
                           20,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*      |_|

13       Percent of Class Represented By Amount in Row (11)
                           0.34%

14       Type of Reporting Person*
                           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

Item 1 of Amendment No. 2 (as defined below) is hereby amended as follows.

This Amendment No. 3 to Schedule 13D ("Amendment No. 3") relates to shares of common stock, $0.01 par value per share (the "Common Stock"), of Northstar Health Services, Inc., a Delaware corporation ("Northstar" or the "Company"), with principal executive offices located at The Atrium, 665 Philadelphia Street, Indiana, PA 15701. This Amendment No. 3 supplements and amends Amendment No. 2 to Schedule 13D ("Amendment No. 2") as filed by Thomas W. Zaucha, one of the Reporting Persons (as defined herein), with the Securities and Exchange Commission (the "Commission") on February 24, 1997. Amendment No. 2 is supplementally amended as follows.


Item 2.       Identity and Background.

It has recently come to the attention of the Committee to Protect Northstar Health (the "Committee") that Michael S. Falk, as President and Chief Executive Officer of Commonwealth Associates, a New York limited partnership ("Commonwealth"), and Chairman of the Board of its general partner, Commonwealth Associates Management Company, Inc. ("CAMC"), is required to be disclosed on this statement on Schedule 13D as a reporting person. Consequently, the list of reporting persons in Item 2 of Amendment No. 2 is hereby amended and supplemented to include the following persons.

This statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

         i)       Thomas W. Zaucha ("Mr. Zaucha"),

         ii)      Commonwealth Associates,

         iii)     Michael S. Falk ("Mr. Falk"),

         iv)      Joseph F. Micallef ("Mr. Micallef") and

         v)       Basil J. Asciutto ("Mr. Asciutto").


Mr. Falk

The principal occupation of Michael S. Falk, a United States Citizen, is his position President and Chief Executive Officer of Commonwealth and Chairman of the Board of its general partner, CAMC. The principal business of Commonwealth is to act as a registered broker-dealer (providing brokerage services), an investment bank and a market maker. The address of its principal office and business is 733 Third Avenue, New York, NY 10017.

During the past five years, none of the Reporting Persons, the general partner of any such limited partnership nor any executive officer or director of such general partner ultimately in control of such limited partnership, to the knowledge of the Reporting Persons, has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


Item 4.       Purpose of Transaction.

Item 4 of Amendment No. 2 is hereby supplemented by adding the following to the end thereof:

                   At a meeting of the board of directors of Northstar Health Services, Inc. (the "Board") held on February 13, 1997, Mr. Zaucha submitted a resolution to the Board seeking shareholder approval before any of the self-serving stock options Steven N. Brody, Robert J. Smallacombe, David D. Watson, Charles B. Jarrett, Jr. and Timothy L. Pesci (collectively, the "Brody Board") had granted themselves on January 15, 1997 could be exercised. Mr. Zaucha's proposed resolution is set forth below:

                  RESOLVED, that all options granted under the Stock Option Plan approved by the Board of Directors on December 27, 1996, including without limitation the options purportedly granted thereunder on January 15, 1997, be, and they hereby are, declared not exercisable, and not vested in whole or in part, unless and until such plan and such grants are approved by the vote of a majority of the shares present and voting at an annual or special meeting of stockholders of the Company, at which a quorum is present and acting throughout, and shall be subject to such further vesting and other terms as shall be set following such approval, if any, by the Compensation Committee in consultation with Company securities counsel, subject to final Board approval.

Messrs. Brody, Smallacombe and Jarrett opposed Mr. Zaucha's resolution, Messrs. Pesci and Watson abstained from the vote, and Mr. Zaucha voted in favor of the resolution. A counter-resolution was then offered by Mr. Jarrett to submit Mr. Zaucha's resolution to the Compensation Committee for consideration. The Board approved this resolution over Mr. Zaucha's objection. Although six weeks has passed since the Compensation Committee began to deliberate on this resolution, they have yet to produce a recommendation.

                   After referring Mr. Zaucha's proposal to the Compensation Committee, the Brody Board voted to remove Mr. Zaucha from office as the Company's Chief Executive Officer and the Chairman of the Board without providing a factual basis for their actions. Mr. Zaucha opposed the motion. Although this action has been subsequently characterized by the Brody Board as having been "for cause," Mr. Zaucha believes that his removal was occasioned by his commencement of a solicitation of stockholder consents to remove and replace the Brody Board. The Brody Board then elected Mr. Brody its Chairman. Mr. Zaucha voted against this appointment.

                  Just four days later, at a Board meeting held on February 17, 1997, the Brody Board named Mr. Smallacombe Chief Executive Officer of the Company and then voted to convert his existing consulting agreement into an employment contract with the same terms. Mr. Smallacombe's $6,500 per four-day week consulting fee became his $6,500 per four-day week salary. Mr. Zaucha voted against this appointment.

                  On February 28, 1997, the Committee mailed its definitive consent statement on Schedule 14A (the "Consent Statement") to Northstar's shareholders and filed it with the Securities and

Exchange Commission ("the Commission"). The Consent Statement is attached hereto as Exhibit A. The Committee promptly mailed its Consent Statement and its blue consent card to the Northstar stockholders of record as of February 5, 1997 (the "Record Date") and on or about March 4, 1997 began to solicit the consent of the holders of outstanding shares of Common Stock. The Committee also mailed several letters to the Company's shareholders and issued press releases in its efforts to obtain the consent of the Company's shareholders. These letters and press releases, which were filed with the Commission on February 10, 1997, February 28, 1997, March 7, 1997, March 13, 1997, March 25, 1997 and March 27, 1997, respectively, are attached hereto as Exhibit B.

                   On March 6, 1997, the Brody Board filed on their own behalf and on behalf of the Company, a preliminary consent statement on Schedule 14A (the "First Revocation Statement") seeking the revocation of the Committee's consents. One day later, the Brody Board amended their First Revocation Statement. Although over 21 days has passed since this preliminary filing, the Brody Board has not yet filed definitive materials.

                   As a result of the Brody Board's failure to pass muster with the Commission, they have been unable to mail revocation of consent cards to shareholders. However, since they do have preliminary materials on file with the Commission, the Brody Board has been allowed to communicate with shareholders and has taken advantage of this opportunity. Not only have they mailed numerous letters and press releases dated February 13, 1997, February 28, 1997, March 10, 1997, March 14, 1997 and March 19, 1997, respectively, a copy of each of which is attached hereto as Exhibit C, but Mr. Zaucha believes that they have met with certain shareholders and have therefore had the opportunity to fully communicate their side of the story.

                  On March 19, 1997, the Committee announced Mr. Zaucha's own personal pledge to shareholders with respect to his interest in the Company. Mr. Zaucha promised he would (i) submit to independent review all of the terms of the leases between Mr. Zaucha and the Company, even though all of his leases with the Company were negotiated at arm's length, (ii) convert all of his subordinated debt into equity of the Company in order to put Northstar on a firm financial basis for future growth and (iii) establish a shareholder advisory committee to provide fast and efficient channels of communication between the investors and the Board and to continue the fruitful dialogue and rapport Mr. Zaucha has now established with the Company's investors.

                  Also on March 19, 1997, almost six weeks after the Committee's preliminary materials were first made publicly available, the Brody Board caused the Company to file an action in the United States District Court for the Western District of Pennsylvania (the "Pennsylvania Complaint"; Civil Action No. 97-0510) against the members of the Committee, Commonwealth and certain of its principals and the Committee's nominees to the board of directors of the Company. In the Pennsylvania Complaint, the Brody Board alleges, among other things, that the Consent Statement contains false and misleading information and omissions.

                  On March 21, 1997, the Brody Board established an executive committee consisting of all the members of the Board except Mr. Zaucha and empowered this executive committee to conduct the business of Northstar. Mr. Zaucha voted against this resolution and the remainder of the Board voted for it. This executive committee allows the Brody Board to make critical decisions about the operation of the Company without Mr.
Zaucha's knowledge or consent.

                  Fully six weeks after the Committee's preliminary materials were first publicly filed, on the very date that shareholders' blue consent cards were due to be delivered to the Committee, the Company filed an application for a Temporary Restraining Order, Preliminary Injunction and

Expedited Discovery (the "TRO") again in the Western District of Pennsylvania and again against the Committee's members, Commonwealth and its principals and the Committee's nominees to the Company's board of directors. As of the time of filing, the TRO had not been granted.

                  On March 24, 1997, in accordance with the provisions of
Section 228 of the Delaware General Corporation Law, the Committee delivered to the Company, both at its headquarters in Indiana, Pennsylvania and at the offices of The Corporation Trust System, the Company's registered agent in the State of Delaware, the written consent of the holders of over 61% of the outstanding shares of Common Stock in favor of the adoption of the Committee's proposals, based on the Committee's knowledge of the number of outstanding shares of Common Stock. The consents duly delivered to the Company represented the consent of the holders of 3,581,797 of the 5,867,153 outstanding shares of Common Stock of the Company as of the Record Date.

                   Upon this delivery of the consents of the holders of a majority of the outstanding shares of Northstar Common Stock, in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware all four of the Committee's proposals were duly adopted by the Company. That is, as of March 24, 1997, the By-laws were amended to increase the number of directors to eleven (11) and to eliminate the classified Board of Directors thereby enabling stockholders to remove directors without cause. Lawrence F. Jindra, M.D., James H. McElwain, Mark G. Mykityshyn, Roger J. Reschini and David
B. White, Esq. became duly elected members of the Board and Steven N. Brody, Robert J. Smallacombe, David D. White, Timothy L. Pesci and Charles B. Jarrett, Jr. were removed from the Board by vote of the shareholders of Northstar.

                   The Committee believes that the actual number of outstanding shares of Common Stock of the Company is less than the number shown as outstanding on the records of The Continental Stock Transfer & Trust Company, the Company's stock transfer agent (the "Transfer Agent"). On February 5, 1997, the Transfer Agent issued a list of shareholders of the Company which reported 6,229,717 shares of Common Stock outstanding. However, the Committee has knowledge, and has confirmed this knowledge in telephone conversations with counsel to both parties concerned, that in December 1996 the Company foreclosed on 362,564 shares of its Common Stock pledged to the Company by Samuel Armfield, III (the "Armfield Shares") to secure a $2,100,000 loan. The discrepancy in the Committee's understanding of the number of shares outstanding and the number of shares listed on the Transfer Agent's records arises because the Transfer Agent continues to list Mr. Armfield as a stockholder and lists the Armfield Shares as outstanding in spite of the Company's re-acquisition of the Armfield Shares which converted them into treasury stock not entitled to vote. The Brody Board appears to agree with this conclusion since the Pennsylvania Complaint states that "[t]he Company is a public company which as of March 3, 1997 had 5.8 million shares of common stock, par value $0.01 per share, outstanding held by over 800 stockholders." Consequently, the Committee believes that the minimum number of votes necessary to effect its proposals is 2,933,577, an absolute majority of 5,867,153. Using the higher number of outstanding shares, the number of votes necessary to effect the proposals would be 3,114,859, an absolute majority of 6,229,717. In either case, since the Committee delivered the consent of the holders of 3,581,797 shares of Common Stock, the Committee's proposals have been approved and adopted by the shareholders of Northstar regardless of which number of shares outstanding is correct. A break-down of the vote is set forth below:

---------------------------------------------- --------------------------- -------------- -----------------
Proposal                                                  For*                Against         Abstain
---------------------------------------------- --------------------------- -------------- -----------------

ONE:  Amend Article III, Section 1 of the
By-Laws of the Company pursuant to the                 3,581,797              28,100           7,200
resolutions set forth in the Consent
Statement to set the number of directors on              61.05%                0.48%           0.12%
the Board of Directors at eleven (11).
                                                        (57.50%)              (0.45%)         (0.12%)

---------------------------------------------- --------------------------- -------------- -----------------
TWO:  Eliminate the classified Board of
Directors and re-affirm the ability of a               3,580,797              28,100           8,200
majority of the stockholders to remove
non-classified directors without cause in                61.03%                0.48%           0.14%
accordance with Delaware law pursuant to the
resolutions set forth in the Consent                    (57.48%)              (0.45%)         (0.13%)
Statement.

---------------------------------------------- --------------------------- -------------- -----------------
THREE:  Elect the Committee's five nominees
to fill the newly created directorships                3,578,797              28,100           10,200
pursuant to the resolutions set forth in the
Consent Statement.                                       61.00%                0.48%           0.17%

                                                        (57.45%)              (0.45%)         (0.16%)

---------------------------------------------- --------------------------- -------------- -----------------
FOUR:  Remove the Brody Board pursuant to
the resolutions set forth in the Consent               3,417,797              192,600          6,700
Statement.
                                                         58.25%                3.28%           0.11%

                                                        (54.86%)              (3.09%)         (0.11%)

---------------------------------------------- --------------------------- -------------- -----------------

* The percentages have been calculated on the assumption that there are 5,867,154 shares outstanding as of the Record Date. The percentages in parenthesis reflect the number of shares outstanding if as of the Record Date there were 6,229,717 shares outstanding.

                  Immediately following their election to the Board, on March 24, 1997, Mr. Zaucha and the newly-elected directors (the "Zaucha Board"), having been advised by counsel that the proposals had been adopted by the Company's shareholders and that the Zaucha Board was duly authorized and entitled to act for the Company, held a meeting of the Board of Directors of the Company. The purposes of the meeting were: (i) to announce the consent of the holders of a majority of the outstanding shares of Common Stock of the Company to the proposals submitted by the Committee in the Consent Statement; (ii) to adopt the proposals of the Committee as described in the Consent Statement;
(iii) to elect new officers of the Company and to remove the existing officers of the Company; and (iv) to conduct various other administrative matters in connection with assuming the operation of the Company and fulfilling the mandate given to the Zaucha Board by the shareholders. Additionally, at its first meeting, the Zaucha Board unanimously elected Mr. Zaucha as the Company's Chairman, President and Chief Executive Officer and took other actions to expedite the Company's recovery, including approving a new Audit Committee and authorizing the Audit Committee to file a Form 10-K for the fiscal years ended December 31, 1996 and 1995.

                  On March 28, 1997, Mr. Zaucha and the other defendants in the Pennsylvania Complaint moved to dismiss the complaint therein on the grounds that the Committee's successful completion of its consent solicitation, culminating in the delivery of consents to the Company and the consequent removal and replacement of a majority of the Board of Directors earlier in the week had mooted the principal relief sought (i.e., an injunction against the Committee's soliciting and delivering consents).


Item 5.       Interest in Securities of the Issuer.

Item 5 of Amendment No. 2 is hereby amended and restated in its entirety as follows.

              (a)(i) On the date of this Statement, the Reporting Persons may be deemed collectively to beneficially own 1,090,455 shares of Common Stock or 18.59% of the outstanding shares of Common Stock.

              (ii) On the date of this Statement, the aggregate number of shares of Common Stock of which Mr. Zaucha may be deemed a beneficial owner is 949,958 shares (approximately 16.19% of the Common Stock outstanding). Of the 949,958 shares, 667,201 shares are held by Mr. Zaucha in Tenancy by the Entirety with his spouse, 207,757 shares are held by the Zaucha Family Limited Partnership whose sole general and limited partners are currently Mr. Zaucha, his spouse and their four children and 75,000 shares are held by Mr. Zaucha as sole beneficial owner.

              (iii) On the date of this Statement, Commonwealth may be deemed to be a beneficial owner of 80,497 shares of Common Stock or 1.37% of the Common Stock outstanding. Commonwealth disclaims beneficial ownership with respect to any of the shares of Common Stock reported as owned by Mr. Zaucha and his spouse or the Zaucha Family Limited Partnership. In addition, Commonwealth holds 730,084 shares of Common Stock for the account of its customers as described in
Item 5(b)(iv) below.

              (iv) On the date of this Statement, Mr. Falk may be deemed to be a beneficial owner of 80,497 shares of Common Stock or 1.37% of the Common Stock outstanding. Mr. Falk disclaims beneficial ownership with respect to any of the shares of Common Stock reported as owned by Mr. Zaucha and his spouse or the Zaucha Family Limited Partnership. In addition, Mr. Falk holds 730,084 shares of Common Stock for the account of Commonwealth's customers as described in Item 5(b)(iv) below.

              (v) On the date of this Statement, the aggregate number of shares of Common Stock of which Mr. Micallef may be deemed a beneficial owner is 40,000 shares (approximately 0.68% of the Common Stock outstanding). All such shares of Common Stock of the Company are held by Mr. Micallef as sole beneficial owner.

              (vi) On the date of this Statement, the aggregate number of shares of Common Stock of which Mr. Asciutto may be deemed a beneficial owner is 20,000 shares (approximately 0.34% of the Common Stock outstanding). All such shares of Common Stock of the Company are held by Mr. Asciutto as sole beneficial owner.

                   (b)(i) By virtue of their position as co-general partners of the Zaucha Family Limited Partnership, Mr. and Mrs. Zaucha may be deemed to share the power to direct the voting and to direct the disposition of the 207,757 shares of Common Stock held for the account of Zaucha Family Limited

Partnership. The address of Mrs. Zaucha and the Zaucha Family Limited Partnership is 100 Lafayette Circle, Indiana, PA 15701. Neither Mrs. Zaucha nor the Zaucha Family Limited Partnership has been convicted during the last five years in any criminal proceeding or been a party to any civil proceeding or administrative actions under federal or state securities laws. Mrs. Zaucha is a citizen of the United States of America and the Zaucha Family Limited Partnership is a Pennsylvania limited partnership.

              (ii) By virtue of his position as a Tenant by the Entirety with his spouse, Mr. Zaucha may be deemed to share the power to direct the voting and the disposition of 667,201 shares of Common Stock with Mrs. Zaucha.

              (iii) Mr. Zaucha may be deemed to have sole voting power and dispositive power over 75,000 shares of Common Stock.

              (iv) As of the date of this Statement, Commonwealth holds 865,581 shares of Company Common Stock, constituting approximately 14.75% of the outstanding shares, for the brokerage accounts of its various customers, which holdings include 80,497 shares held for its own account as of the close of business on March 26, 1997 in connection with its market-making activity in the Common Stock and 55,000 shares held in the accounts of Commonwealth's officers and directors. Such customers have sole voting and dispositive power over such shares and Commonwealth disclaims any beneficial ownership thereof, although it intends to recommend to its customers that they support the changes described in
Item 4.

              (v) As of the date of this Statement, Mr. Falk, by virtue of his positions at Commonwealth and CAMC, may be deemed to be a beneficial owner of the 865,581 shares of Company Common Stock held by Commonwealth as described in
(iv) above.

              (vi) Mr. Micallef may be deemed to have sole voting power and dispositive power over 40,000 shares of Common Stock.

              (vii) Mr. Asciutto may be deemed to have sole voting power and dispositive power over 20,000 shares of Common Stock.

              As a result of the lapse of seventeen months since the Issuer's last filing with the SEC, the Reporting Persons have reason to be believe that the information filed in the most recently available filing is not current. Therefore the percentages used herein are calculated based upon the 5,867,154 shares of Common Stock believed by the Reporting Persons to be issued and outstanding as of February 5, 1997, based on the most current analysis of the ownership of the Common Stock known to the Reporting Persons, a Certificate of Continental Stock Transfer & Trust Company, the Company's transfer agent, and discussions with former shareholders of the Company.

              (c) Except as otherwise described in this Item 5(c), none of the persons named in response to paragraph (a) has engaged in any transactions with respect to the shares of Common Stock of the Issuer within the past sixty (60) days. During the last sixty (60) days, Commonwealth has acted as the sole market maker in the Common Stock. Consequently it has, and continues to, buy and sell the Common Stock both for its own account and for the account of its customers on a regular basis.

              (d) To the knowledge of the Reporting Persons other persons are known to have the right or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. To the knowledge of the Reporting Persons, except as identified in this Item 5, the only other persons with an interest in more than five percent of the Common Stock are J.P. Morgan & Co.

Incorporated, The Dreyfus Corporation, Mellon Bank Corporation, Mellon Bank, N.A. and Premier Capital Growth Fund.

              (e)   Not applicable.


Item 7.       Material to Be Filed as Exhibits

Item 7 of Amendment No. 2 is hereby amended by adding the following to the end thereof:

1. Definitive consent statement on Schedule 14A filed by Mr. Zaucha and the Committee to Protect Northstar Health with the Securities and Exchange Commission on February 28, 1997.

2. Letters to shareholders and press releases issued by Mr. Zaucha and the Committee to Protect Northstar Health, as filed with the Securities and Exchange Commission on February 28, 1997, March 7, 1997, March 13, 1997, March 25, 1997 and March 27, 1997.

3. Letters to shareholders and press releases issued by Northstar Health Services, Inc., dated February 13, 1997, February 28, 1997, March 10, 1997, March 14, 1997 and March 19, 1997.

4. Joint Filing Agreement, dated March 27, 1997, pursuant to Rule 13d-f(1) between Thomas W. Zaucha, Commonwealth Associates, Michael S. Falk, Joseph F. Micallef and Basil J. Asciutto.

                                   SIGNATURES

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 27, 1997                      THOMAS W. ZAUCHA


                                          /s/ Thomas W. Zaucha
                                          Thomas W. Zaucha


Date: March 27, 1997                      COMMONWEALTH ASSOCIATES

                                          By:Commonwealth Associates Management
                                              Company, Inc., its general partner


                                          By: /s/ Basil Asciutto
                                              Name:  Basil Asciutto
                                              Title: Chief Operating Officer


Date: March 27, 1997                      MICHAEL S. FALK


                                          /s/ Michael S. Falk
                                          Michael S. Falk


Date: March 27, 1997                      JOSEPH F. MICALLEF


                                          /s/ Joseph F. Micallef
                                          Joseph F. Micallef


Date: March 27, 1997                      BASIL J. ASCIUTTO


                                          /s/ Basil J. Asciutto
                                          Basil J. Asciutto

                                  EXHIBIT INDEX




A. Definitive consent statement on Schedule 14A filed by Mr. Zaucha and the Committee to Protect Northstar Health with the Securities and Exchange Commission on February 28, 1997

B. Letters to shareholders and press releases issued by Mr. Zaucha and the Committee to Protect Northstar Health, as filed with the Securities and Exchange Commission on February 28, 1997, March 7, 1997, March 13, 1997, March 25, 1997 and March 27, 1997

C. Letters to shareholders and press releases issued by Northstar Health Services, Inc., dated February 13, 1997, February 28, 1997, March 10, 1997, March 14, 1997 and March 19, 1997

D. Joint Filing Agreement, dated March 27, 1997, between Thomas W. Zaucha, Commonwealth Associates, Michael S. Falk, Joseph F. Micallef and Basil J. Asciutto